Exhibit 99.2

22 July 2011

Ms. T. Oliveira

Adviser, Listings (Perth)

ASX Compliance Pty. Ltd.

Level 8, Exchange Plaza

2 The Esplanade

Perth  W.A.   6000

Dear Ms. Oliveira,

RESPONSE TO PRICE AND VOLUME QUERY

We refer to your letter dated 12 July 2011 entitled Price and Volume Query and provide the following responses to the questions raised in the letter.  We have responded to your questions as numbered in your letter.

1.                   Following its announcement to the Market earlier today, Genetic Technologies Limited (the “Company” and “GTG”) is not aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company.

2.                   Not applicable.

While the Company is not aware of any further information that should be announced to the Market as at the date of this letter, we advise that an Initiating Coverage Report on the Company has recently been prepared by Melbourne-based stockbroker Lodge Partners (“Lodge”).

3.                   The Company has also noted a recent report on GTG and its activities that has been prepared and released by US-based Morningstar Equity Research.

4.                   We confirm that the Company is in compliance with the Australian Securities Exchange Listing Rules and, in particular, Listing Rule 3.1.

We trust that the above is satisfactory.  However, should you have any further questions, please do not hesitate to contact us.

Yours sincerely,
GENETIC TECHNOLOGIES LIMITED

DR. PAUL D.R. MacLEMAN
Chief Executive Officer